05038413

RECD S.E.C.
MAR 0 1 2005
626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane ZE7F
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Sonier 212-335-5802
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, JEFFREY R. CARNEY and MICHAEL J. SONIER, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fidelity Brokerage Services LLC for the year ended December 31, 2004, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/10/2005
Date

President and Director
Title

Signature 2/10/2005
Date

Senior Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 10th day of February, 2005

Notary Public
MY COMMISSION EXPIRES 2/23/2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Fidelity Brokerage Services LLC:

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 19, 2005

FIDELITY BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
(In thousands)

ASSETS

Receivable from brokers, dealers and clearing organizations	$ 13,899
Receivable from affiliate	38,357
Securities owned, at fair value	138,280
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $141,925	86,523
Other assets	61,807
TOTAL ASSETS	$338,866

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES—Accrued expenses and other liabilities	$ 76,740
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	30,000
MEMBER'S EQUITY	232,126
TOTAL LIABILITIES AND MEMBER'S EQUITY	$338,866

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fidelity Brokerage Services LLC (the "Company") is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR Corp. ("FMR").

The Company is a registered broker and dealer and a member of The New York Stock Exchange, Inc. The principal business of the Company is to provide discount brokerage services to a retail customer base who effect transactions in a wide array of financial instruments. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker and dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities and Brokerage Transactions—Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Commission revenues and related expenses are also recorded on a trade date basis.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the statement of financial condition. Actual results could differ from the estimates.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is provided on a straight-line basis using estimated useful lives which range from five to ten years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—The Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its Parent, the Company's sole member.

Fair Value of Financial Instruments—Securities owned, which are primarily invested in a money market mutual fund, are valued at fair value using quoted market prices for actual or similar instruments with the resulting gains or losses reflected in interest for the current year. Receivable from brokers, dealers and clearing organizations, receivable from affiliate, other assets and accrued expenses and other liabilities are carried at amounts which approximate fair value.

2. NET CAPITAL REQUIREMENTS

As a registered broker and dealer and member of The New York Stock Exchange, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer

transactions. At December 31, 2004, the Company had net capital of $72,203, which exceeded its minimum requirement by $71,953.

3. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned fees and commissions from affiliated companies and the Fidelity Group of mutual funds as a result of the administration and sales of such companies' products.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are allocated to the Company by affiliated companies.

Receivables and payables resulting from transactions with affiliated companies are settled directly with FMR. Receivable from affiliate represents the amounts due from FMR based on the above transactions. The amounts are non-interest bearing and settle in the normal course of business.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions.

4. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's noncontributory trusteed pension plan covering substantially all employees. The Company also participates in FMR's defined contribution profit sharing plan and retirement plans covering substantially all eligible employees.

5. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On June 22, 2001, the Company entered into a cash subordination agreement with FMR that expires on June 22, 2006.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, and under terms of the borrowing, it may not be repaid.

6. COMMITMENTS AND CONTINGENCIES

Leases—The Company occupies office space under non-cancelable leases expiring at various dates through 2019. Future minimum rentals under these leases are $28,390, $27,684, $25,067, $24,045 and $22,969 for each of the years ending December 2005 through December 2009, respectively, and $106,073 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

7. CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

* * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 19, 2005

Fidelity Brokerage Services LLC
2 Seaport Lane ZE7F
Boston, Massachusetts 02210

In planning and performing our audit of the financial statements of Fidelity Brokerage Services LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated January 19, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP